UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐     No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 14, 2026

Camtek at a glance High - end inspection and metrology systems provider for the semiconductor manufacturing market Camtek is a key enabler of AI - driven semiconductor innovation ~ % Revenue CAGR, 2019 – 2025 >$ M Cash, Deposits and Cash Equivalent ~ $ M 2026 E revenues + Employees > Customers, incl. all top 20 semi manufacturers with 4000 installed base WELCOME TO CAMTEK'S ANALYST & INVESTOR PRESENTATION – OCTOBER 14 , 2026 Copyright of Camtek Ltd 2026 . All rights reserved 1 1 Copyright of Camtek Ltd 2026 . All rights reserved

Disclaimer 2 Copyright of Camtek Ltd 2026 . All rights reserved Confidentiality This presentation is confidential and may not be reproduced or distributed to others at any time without our prior written consent. Forward - Looking Statements This presentation contains forward - looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words “ anticipates, ” “ assumes, ” “ believes, ” “ estimates, ” “ expects, ” “ goals, ” “ guidance, ” “ intends, ” “ plans, ” “ projects, ” “ targets, ” "can," "could," "may," "should," "will," "would," and similar expressions that do not relate to historical matters. All statements other than statements of historical fact are forward - looking statements, including statements regarding our financial model and the goals/targets reflected therein. You should exercise caution in interpreting and relying on forward - looking statements because they involve known and unknown risks, uncertainties, and other factors which are, in some cases, beyond Camtek ’ s control and could materially affect actual results, performance, or achievements which could differ materially from those set forth in the forward - looking statements and may be affected by a variety of risks. Factors that may cause our actual results to differ materially from those contained in the forward - looking statements include, but are not limited to our ability to achieve the goals/targets reflected in our financial model, which are based on assumptions that may prove incorrect; the continued demand for HPC, HBM and Chiplet devices resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; formal or informal imposition by countries of new or revised export and/or import and doing - business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; the effects of the evolving regional conflicts in the Middle East; changing industry and market trends; our ability to identify, complete and successfully integrate acquisitions, as well as the risks of unanticipated costs, liabilities or disruptions to our business arising from such acquisitions; and those other factors discussed in our Annual Report on Form 20 - F as published on March 19 , 2026 , as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward - looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward - looking statements in order to reflect events or circumstances that may arise after the date of this presentation unless required by law. Financial Model The financial model included in this presentation does not constitute projections; it reflects goals/targets that are forward - looking, subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Camtek and its management, and are based upon assumptions with respect to future decisions, which are subject to change. The financial model should not be viewed as a guarantee of future performance or as guidance. Actual results will vary and those variations may be material. Nothing in this presentation should be regarded as a representation by any person that these goals/targets will be achieved, and Camtek undertakes no duty to update its goals/targets. Use of Non - GAAP Financial Measures This presentation contains various non - GAAP financial measures, including Operating Margin and Gross Margin . These non - GAAP financial measures should be considered supplemental to, but not as a substitute for or superior to, financial measures prepared in accordance with United States GAAP . Our non - GAAP measures include adjustments that reflect how management views our businesses and may differ from similarly titled non - GAAP measures presented by other companies . Reconciliations of each non - GAAP measure to the closest comparable GAAP measure are available in the Appendix of this presentation . Statistical Data This presentation contains statistical and other industry and market data that we obtained from industry publications and reports generated by third parties. All of the market data used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data. Some data are also based on Camtek ’ s good faith estimates, which are derived from its review of internal sources as well as the third party sources described above.

Copyright of Camtek Ltd 2026 . All rights reserved 3 Executive Chairman Chief Executive Officer Chief Financial Officer President and COO Marketing Director Grand Hyatt San Francisco, Union Square | October 14 , 2026 Today ’ s Presenters

Copyright of Camtek Ltd 2026 . All rights reserved 4 Breaking News – Record Revenue Levels Q 3 preannouncement, Q 4 guidance and a first look at 2027 01 Q 3 2026 Preannouncing Q 3 revenues + 27 % YoY 02 Q 4 2026 Q 4 guidance + 40 % YoY Bringing FY 2026 to ~$ 595 M 03 FY 2027 2027 initial revenue outlook > + 35 % over FY 2026 E Copyright of Camtek Ltd 2026 . All rights reserved 4

Copyright of Camtek Ltd 2026 . All rights reserved 5 Semiconductors Market Forecast The Momentum Continues Source: TechInsights 2026 forecast $ 1.7 T $ 2.3 T $ 3 T $ 1,5 T $ 1,0 T $ 0,65 T $ 0,5 T $ 0,0 T $ 2,0 T $ 2,5 T $ 3,0 T $ 3,5 T 2024 2026 F 2028 F 2030 F

2026 E 2027 E Target in ~ 3 years Our Path to Double Our Revenues Organic growth targets $ 1.2 B in annual revenue in ~ 3 years GROWTH ENGINES AI data centers & accelerated computing Compute for AI training and inference Camtek ’ s primary market Physical & edge AI Robotics, autonomous vehicles, drones, smart vision, industrial automation, and AI - powered wearables. Copyright of Camtek Ltd 2026 . All rights reserved 6 6 Copyright of Camtek Ltd 2026 . All rights reserved

Advanced Packaging: Our Main Market More Volume, More Complexity Advanced packaging is scaling 01 HBM • More capacity • More memory layers • Higher complexity 02 2.5 D / 3 D Integration • 2.5 D continues to expand • More devices & interfaces • Increasing architectural complexity CoWoS, Foveros and other advanced interposers 03 Photonics • Critical to Al infrastructure • Moving into 2.5 D integration Copyright of Camtek Ltd 2026 . All rights reserved 7 Copyright of Camtek Ltd 2026 . All rights reserved 7 7 Copyright of Camtek Ltd 2026 . All rights reserved

Why Camtek Is Built to Win We Are Positioned at the Heart of the AI Advanced Packaging Transition • Leading capabilities in 2 D Inspection, 3 D bump Metrology and Metrology • Strong position in the most demanding Advanced Packaging applications • Breakthrough innovations in optics and AI - based defect detection & metrology • • Strong relationships with the world ’ s leading Foundries, IDMs, OSATs and Memory manufacturers Early involvement in customers ’ next - generation process development • Close alignment of our roadmap with customers ’ future technology requirements • A large global installed base creating opportunities for: Upgrades, New Applications Software, Additional Capacity • • Manufacturing capacity and supply - chain infrastructure are being expanded to support the next level of growth The foundation for growth is already in place. Winning is in our DNA. We ’ ve proven it before, and we ’ re ready to do it again. Winning is in our DNA. We ’ ve proven it before, and we ’ re ready to do it again. Copyright of Camtek Ltd 2026 . All rights reserved 7 Copyright of Camtek Ltd 2026 . All rights reserved 7 8 Copyright of Camtek Ltd 2026 . All rights reserved

Copyright of Camtek Ltd 2026 . All rights reserved 9 Camtek Organic Growth Strategy

Advanced Packaging is an Enabler for AI

Camtek
See Beyond

AI demands drive new packaging technologies, and with them more complexity

WHAT AI DEMANDS

1 Compute
Best-in-class computation

2 Memory
Very high memory capacity



3 Power
High power dissipation

4 Bandwidth
High data transfer

HOW PACKAGING RESPONDS

High-end advanced packaging
Technologies AI data centers require

2.5D	GPU's, CPUs & Memory on one interposer
Platforms	Foveros + EMIB, CoWoS and variants
Finer pitch	Over 100M smaller bumps per wafer
Hybrid bonding	Bumpless interconnect
Photonics	Faster data transfer, lower power

Edge and physical AI
Robots, vehicles, PCs, phones and wearables

DRAM / HBM	Smaller-stack DRAM and HBM
HBF / HBC	New high-bandwidth memory
Fan-out + 2.5D	Fan-out and 2.5D variations

Data-center building blocks, scaled for the edge



Copyright of Camtek Ltd 2026. All rights reserved

10

Copyright of Camtek Ltd 2026 . All rights reserved 11 Advanced Packaging grows twice as fast 0 50 100 150 2025 2026 F 2027 F 2028 F 2029 F 2030 F 2031 F Million 300 mm - equivalent wafers processed, 2025 – 2031 F Advanced packaging wafers + 13 % CAGR Total production wafers + 7 % CAGR 200 AP is our main business Source: Techinsights 2026

Copyright of Camtek Ltd 2026 . All rights reserved 12 High - end AP grows twice as fast as the AP market 0 35 70 105 2025 2026 F 2027 F 2028 F 2029 F 2030 F 2031 F Advanced packaging wafer volume, million 300 mm - equivalent wafers processed, 2025 – 2031 F High - end AP ( 2.5 D, 3 D, etc) + 24 % CAGR Fan - in WLP + flip chip | Total AP + 13 % C 140 AGR source: Techinsights 2026 60% - 70 % of Camtek Business is in High - End AP

Edge AI Will Demand **Enormous Silicon and AP Volume**

We are only at the beginning of the revolution

UNITS PER YEAR



TODAY | AI IN DATA CENTERS
AI data-center GPU Modules
2026 estimate
10M
BY 2030 | EXPECTED EDGE AI VOLUME
GPU Modules Humanoid robots & autonomous cars
10s of M
GPU/NPU Modules for AI PCs
100s of M
GenAI smartphones
1B

Edge AI silicon volume: **huge upside potential**

WHAT INDUSTRY LEADERS SAY

> *Every edge device will become autonomous. Every edge device will have agentic systems.*
>
> **Jensen Huang**, CEO, NVIDIA

> *Memory content in Level 4 and higher autonomous vehicles... each more than an order of magnitude greater than in today's... vehicles. Humanoid robots are expected to have comparable memory and storage requirements to autonomous vehicles.*
>
> **Sanjay Mehrotra**, Chairman and CEO, Micron

> *The AI race will be won at the edge, where devices, data, and users converge.*
>
> **Cristiano Amon**, CEO, Qualcomm

Copyright of Camtek Ltd 2026. All rights reserved

Source: Camtek analysis.

13

Copyright of Camtek Ltd 2026 . All rights reserved 14 Silicon Photonics Forecast – new AI growth engine Si PIC die shipments, million units, 2023 – 2030 F 3.6 M 23 M 0 30 60 90 2023 2024 2025 2026 F 2027 F 2028 F 2029 F 2030 F 2023 – 2030 Silicon photonics shipments grow by 2030 Source: Yole 2025 83.9 M

AI accelerators & memory SiPh at the Why the platform moved from promise to production NOW NEXT GEN Foundry - level maturity TSMC, Tower, GlobalFoundries and others run SiPh in mass production Copyright of Camtek Ltd 2026 . All rights reserved 15 15 Copyright of Camtek Ltd 2026 . All rights reserved Datacenter & AI bandwidth Fast link between racks In Rack Fast link For example, COUPE on CoWoS by TSMC

Silicon Photonics Potential for Camtek

Integrating photonics with advanced packaging adds new process steps and more silicon



COUPE
EIC
PIC
HBM
HBM
GPU / XPU
ACCELERATOR
HBM
HBM
GPU / XPU
COUPE
EIC
PIC
CoWoS silicon interposer
PACKAGE SUBSTRATE

Integration with advanced packaging

Silicon photonics will be integrated with high end advanced packaging (CPO, SoIC, and CoWoS) which is Camtek's home ground

DFB production

new process steps on InP wafers for DFB lasers

PIC fabrication

emerging market, new process steps in mature nodes, within our capabilities

What it adds for Camtek:

- New process steps
- Advanced packaging
- More silicon

Copyright of Camtek Ltd 2026. All rights reserved

Sources: TrendForce (Apr 2026) COUPE roadmap and SoIC-X stacking.

16

Micro - Bump Interconnect Still Growing Innovation to maintain market dominance MICRO - BUMP SCALING 6 µm Most advanced today 5 µm Next Possible CAMTEK BUMP METROLOGY 8 th gen. Market dominance in advanced packaging Fan - in and fan - out applications at leading OSATs worldwide 8 th + 9 th gen. Reference for bump - height metrology CoWoS and CoWoS - like interposers HBM 4 and HBM 4 e Expected to continue using micro - bump interconnect 10 TH GENERATION SENSOR, EXPECTED LAUNCH IN 2027 Designed to measure bumps below 5 µm in height 17 Copyright of Camtek Ltd 2026 . All rights reserved

Hybrid Bonding Penetration for HBM and 2.5 D 0% 3% 6% 9% 2026 2027 2028 2029 2030 Hybrid bonding interconnects as a share of total 2.5 D and 3 D interconnects, 2026 – 2030 Hybrid bonding share of 2.5 D + 3 D interconnects ~ 3 î by 2030 12 % HB growth provides new opportunities for Camtek Copyright of Camtek Ltd 2026 . All rights reserved 18 Source: Yole 2024 and Camtek analysis

Advanced Packaging is an Enabler for AI

AI demands drive new packaging technologies, and with them more complexity

WHAT AI DEMANDS

1 Compute
Best-in-class computation

2 Memory
Very high memory capacity



3 Power
High power dissipation

4 Bandwidth
High data transfer

HOW PACKAGING RESPONDS

High-end advanced packaging

Technologies AI data centers require

2.5D	GPU's, CPUs & Memory on one interposer
Platforms	Foveros + EMIB, CoWoS and variants
Finer pitch	Over 100M smaller bumps per wafer
Hybrid bonding	Bumpless interconnect
Photonics	Faster data transfer, lower power

Edge and physical AI

Robots, vehicles, PCs, phones and wearables

DRAM / HBM	Smaller-stack DRAM and HBM
HBF / HBC	New high-bandwidth memory
Fan-out + 2.5D	Fan-out and 2.5D variations

Data-center building blocks, scaled for the edge

THE RESULT



Trends leading to

Increased Complexity

Copyright of Camtek Ltd 2026. All rights reserved

19

Why Complexity Accelerates Camtek's Growth

Camtek
See Beyond



01

MORE STEPS

3 → 9

RDL layers per package

High-density fan-out triples the redistribution layers. Every added layer is its own inspection and metrology step.

SemiEngineering, Jul 2026



02

WARPAGE FOR WAFER AND DIE

1 mm → 0.1 mm

Wafer limit → package budget

Warpage shifts at mold, cure, debond and bond. Fan-out, 2.5D and 3DIC need shape metrology at every handoff, wafer and die.

Frontiers in Electronics, Feb 2025



03

HYBRID BONDING

< 150 nm

Particle detection sensitivity

A sub-150 nm particle creates a void several times its size. Hybrid bonding pulls front-end-class metrology into the packaging line.

SemiEngineering, Mar 2026



04

BUMP HEIGHT METROLOGY

<5 µm

Bump height, 100M to 200M

Measuring 100M-200M interconnects at 5micron height or lower demands fundamental shift in metrology technology

Camtek analysis

THE RESULT FOR CAMTEK

More inspection & metrology steps × inspection demands beyond the installed tool base

= Higher inspection and metrology Intensity

Copyright of Camtek Ltd 2026. All rights reserved

20

Camtek Portfolio

Hawk family

Chiplets, HBM and hybrid bonding



Hawk

Cutting edge solutions for Chiplets, HBM and Hybrid Bonding

- Defects down to 150nm
- AI-powered detection and classification
- Bump height metrology reference for HBM4 and HBM4e
- Best in class cost of ownership

Eagle family

Inspection and Metrology for Advanced Packaging



Eagle G5

Best in class inspection & metrology for Advanced Packaging

- Clear Sight Illumination technology for RDL defects
- Fluorescence for PI residue
- Bump height and coplanarity industry standard
- Add-on module: 360°Scan for backside and edge inspection
- AI-powered detection and classification
- Best in class cost of ownership

ADD-ON MODULE FOR EAGLE AND HAWK

360°SCAN

High-resolution add-on module for Eagle and Hawk



Revolutionizing backside and perimeter inspection & metrology

Metrology family



NanoProf®

Elevating Nanoscale Metrology

ADVANCED PACKAGING

– Die and Wafer warp | RDL | TSV

HYBRID BONDING

– Pre-bonding metrology

WAFER FABRICATION

– Post CMP metrology

Copyright of Camtek Ltd 2026. All rights reserved

21

2027-28 Technology Roadmap: Inspection

Camtek
See Beyond

Inspection technology vectors to support the target of ~$1.2B

WHERE WE WILL GROW Markets

WHAT WE WILL DETECT Detection capabilities

HOW WE WILL RUN Platform and productivity

High-end advanced packaging

Hybrid bonding, supporting sensitivity down to 150nm

Sub 150nm defects

New technologies for superior nanometer sensitivity

Void detection

Post hybrid bonding void detection

Next generation platform

Higher accuracy and better COO through higher throughput

Specialty markets

Photonics, CMOS, RF, MEMS, power, low-end logic, discrete

AI-based inspection

For superior detection

Addressing higher performance inspection and HB challenges

Copyright of Camtek Ltd 2026. All rights reserved

22

2027-28 Technology Roadmap: Metrology

Camtek
See Beyond

VIA	POST-CMP	POST-CMP	PRE-BOND	INTERCONNECT
µm-level	**Roughness**	**nm-level**	**High TPT**	**<5 µm**
TSV	**Topology**	**Dishing**	**Warpage**	**Small bumps**
Micron-level TSV diameter, front end and advanced packaging	Post-CMP roughness wafer metrology, crucial for Hybrid Bonding	Pre-Hybrid Bonding, post CMP copper dishing metrology	Pre-bond, high-throughput wafer and die warpage	Micro bumps for future HBM5 and other high end applications

ACROSS EVERY STEP
Platform and software

Improved platform
Higher accuracy, and better COO through higher throughput

AI-based metrology
AI models for better metrology performance

Addressing hybrid bonding challenges and increasing market share

Copyright of Camtek Ltd 2026. All rights reserved

23

Our Organic Growth SAM $ 1.5 B $ 500 M $ 800 M $ 3.9 B $ 1.1 B 2026 2030 E $ 2.2 B $ 5.8 B Metrology Inspection in advanced packaging Inspection in wafer manufacturing SAM growth Copyright of Camtek Ltd 2026 . All rights reserved 24 Copyright of Camtek Ltd 2026 . All rights reserved 24 24 Copyright of Camtek Ltd 2026 . All rights reserved $ 200 M

2026 Tools Split by Inspection and Bump Metrology 25 Copyright of Camtek Ltd 2026 . All rights reserved Inspection 2 D inspection systems Inspection + 3 D sensor Inspection tools with 3 D bump metrology sensor Bump metrology Dedicated 3 D bump metrology systems

Copyright of Camtek Ltd 2026 . All rights reserved 26 How We Reach ~$ 1.2 B STRENGTHEN Inspection Continue to strengthen our position – 2.5 D interposers, HBM and Hybrid Bonding – Expand our position in specialty wafer fabrication – Become a major player in the Si - Photonics market EXPAND Expand our market in metrology Penetrate new applications and process steps ADVANCED PACKAGING HYBRID BONDING FRONT END ENTER New applications currently unserved RECURRING LAYER Service & software revenues to 12 % Acquired AI company Visual Layer to develop software products Plan to start selling software products in 2027

Copyright of Camtek Ltd 2026 . All rights reserved 27 How We Reach ~$ 1.2 B (cont.) OUR CORE 3 D bump metrology Maintain our leadership and technology superiority COMPETE Compete with larger players – Our technology is competitive – Built for customer customization – Dominant position in OSATs – A proven portfolio with dedicated capabilities for AP BUMP METROLOGY FLUORESCENCE FLEXIBLE VARIETY OF HANDLING SOLUTIONS READY Operational infrastructure is in place AP is our home ground

Doubling Revenue in ~ 3 Years Key drivers and the path to ~$ 1.2 bn in revenue with improved financial metrics 28 Copyright of Camtek Ltd 2026 . All rights reserved

01 Q 3 2026 Preannouncing Q 3 revenues + 27 % YoY 02 Q 4 2026 Q 4 guidance + 40 % YoY Bringing FY 2026 to ~$ 595 M 03 FY 2027 2027 initial revenue outlook > + 35 % over FY 2026 E 29 Copyright of Camtek Ltd 2026 . All rights reserved

Copyright of Camtek Ltd 2026 . All rights reserved 30 BY APPLICATION ~ 80 % Advanced Packaging Advanced Packaging Specialty, Photonics and other BY CUSTOMER TYPE > 50 % OSATs OSATs Foundries, IDMs and memory makers Over $ 800 M of Orders Received in 2026

Copyright of Camtek Ltd 2026 . All rights reserved 31 Long Track Record of Growth and Profitability 315 429 496 595 2023 2024 2025 2026 F Revenue has doubled in 4 - 5 years, with gross and operating margins expanding at the same time Revenue ($ millions) 24 % Revenue CAGR 2023 – 2026 F ~ 2 x revenue 2021 to 2026 + 3.2 pts gross margin 2023 → 2025 + 3.6 pts operating margin 2023 → 2025 Drivers: scale, richer mix, operating leverage 31

Outperforming the Industry 0 200 100 300 500 400 600 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 E Camtek revenue Wafer fab equipment Semiconductor sales Cumulative growth, indexed to 2017 = 100 700 Camtek revenue cumulative growth, 2017 → 2026 E + 540 % Wafer fab equipment cumulative growth, 2017 → 2026 E + 205 % Semiconductor sales cumulative growth, 2017 → 2026 E Copyright of Camtek Ltd 2026 . All rights reserved 32 32 Copyright of Camtek Ltd 2026 . All rights reserved + 286%

Driving Shareholder Value 800 700 600 500 400 300 200 100 0 2024 2022 Camtek 2023 SOX semiconductor 2025 Nasdaq Composite 2026 * S&P 500 Indexed, 31 December 2022 = 100 Camtek since 31 Dec 2022 + 654 % SOX semiconductor since 31 Dec 2022 + 423 % Nasdaq Composite since 31 Dec 2022 + 160 % S&P 500 since 31 Dec 2022 + 101 % Price return, indexed to 31 December 2022 ; 2026 through 2 October 2026 . SOX is the PHLX Semiconductor Sector index. Past performance is not indicative of future results. Copyright of Camtek Ltd 2026 . All rights reserved 32 33 Copyright of Camtek Ltd 2026 . All rights reserved OUT - PERFORMING THE SEMICONDUCTOR INDEX AND THE BROAD MARKET

Doubling Revenue to ~$1.2B in ~3 years

Based on organic growth from three engines of growth


~$600M
+$380M
+$120M
+$110M
~$1.2BN
2026F
Inspection & bump metrology systems
Metrology
Service & software
$1.2B Model

Products growth led by Camtek's next-generation tools

Copyright of Camtek Ltd 2026. All rights reserved

34

Copyright of Camtek Ltd 2026 . All rights reserved 35 Increased Recurring Revenue Base $ 20 M $ 28 M ~$ 140 M A growing installed base drives service and software revenue — both accretive to margin Service and software revenue ($ millions) 2024 5% 2025 6% @ $ 1.2 B 12% ~ 4,000 Installed Base → $ 140 M Service and software together, grow to 12 % of revenue

Copyright of Camtek Ltd 2026 . All rights reserved 36 $ 33 M $ 43 M $ 58 M $ 120 M Continued Focus on R&D: Maintaining Technology Leadership R&D expense ($ millions, non - GAAP) % of sales +~ 80 % growth in R&D spend, 2024 → 2026 F, 2 x sales growth ~ 10 % of sales at $ 1.2 B What it funds • Continued development in next generation of Hawk and Eagle • FRT metrology roadmap • Software/AI @ $ 1.2 B 2026 F 2025 2024 ~ 10% ~ 9.5% 8.7% 7.8%

Copyright of Camtek Ltd 2026 . All rights reserved 37 Operating Leverage 30.0% ~ + 3.4% ~ + 2.4% ~ - 1.3% 34 – 36% 2025 operating margin Gross margin, richer mix SG&A leverage R&D investment At $ 1.2 B operating margin Non - GAAP operating margin bridge (% of revenue) 37

Updated Financial Target Model Replacing the previous $ 750 m model REVENUE ($ millions) $ 315 m 2023 ~$ 600 m 2026 F Target Model Prior Model $ 750 m GROSS MARGIN (%) 48% 2023 51 - 52 % Current* @$ 1.2 B OPERATING MARGIN (%) 26% 2023 27 - 28 % Current* @$ 1.2 B Copyright of Camtek Ltd 2026 . All rights reserved 38 38 Copyright of Camtek Ltd 2026 . All rights reserved Gross margin and Operating margins are all Non - GAAP *Based on Q 2 ’ 2026 results

Key Takeaways ~$ 1.2 B revenue organically in ~ 3 years >$ 800 m expected in 2027 Continue the shift to Camtek ’ s new products & higher recurring revenue Improved margins and strong leverage Strong balance sheet to support M&A Copyright of Camtek Ltd 2026 . All rights reserved 38 39 Copyright of Camtek Ltd 2026 . All rights reserved

Copyright of Camtek Ltd 2026 . All rights reserved M&A strategy 40

CAPABILITIES FOR OUR EXISTING CORE BUSINESS BUSINESS UNITS OUTSIDE CAMTEK'S CORE M&A Strategy Four deal types; platform and transformational deals must also meet four criteria 01 Capability acquisitions WHAT IS ACQUIRED Technology, engineering team, know - how CAPITAL RANGE Small to medium PIPELINE Ongoing 02 Strategic investments / JV WHAT IS ACQUIRED Minority exposure to technology CAPITAL RANGE Small PIPELINE Ongoing 03 Platform acquisitions WHAT IS ACQUIRED An operating business CAPITAL RANGE Medium PIPELINE Ongoing, repeatable 04 Transformational WHAT IS ACQUIRED Scale and market position CAPITAL RANGE Large PIPELINE Opportunistic GUIDING CRITERIA Strong management Leadership we can build on Growth Profile Profitability At Camtek levels, or a path to achieve it Significant synergies With our customers, technology or channels 41 Copyright of Camtek Ltd 2026 . All rights reserved

Copyright of Camtek Ltd 2026 . All rights reserved 42 Copyright of Camtek Ltd 2026 . All rights reserved 42 Strategic Partnerships EXTENDS THE CORE Integrate partner ’ s technology inside our systems or Camtek's technology inside partner's OPENS NEW MARKETS Our reach and manufacturing scale carry partner technology beyond our core or same for our technology by the partner WHAT CAMTEK BRINGS Manufacturing at scale Complex systems, built in volume Global sales and service Eight subsidiaries, inside every major fab and OSAT Customer access Trusted by leading IDMs, OSATs and foundries AI capability Across detection, metrology and classification and more WHY PARTNER Technology without owning it Not every collaboration justifies an acquisition Faster than building it Access to technology sooner than developing it Doors to larger players Partners that are not acquisition targets Each side does what it does best The partner keeps its strengths, and so do we

Copyright of Camtek Ltd 2026 . All rights reserved 43 Visual Layer: AI performance beyond the optics Now part of Camtek Acquired April 2026 Technology & team fully integrated Camtek AI hub, Tel Aviv WHY THIS TEAM Strong leadership Established organizational foundation Research depth Cultural and operational fit Over a year of joint R&D Already knew our team, products and industry ACCELERATE CORE LEADERSHIP Stronger systems Software improves performance and data processing on existing systems Higher throughput Improved detection sensitivity Enhanced measurement accuracy Fewer false alarms Lower COO through automation More applications on the same machines AI algorithms + software Detection, metrology and classification and more BUILD A NEW REVENUE CATEGORY A new software revenue stream An AI software product line Recurring with higher margins A wider customer base Beyond our equipment customers

Copyright of Camtek Ltd 2026 . All rights reserved 44 Camtek Is Built to Scale The opportunity is in front of us. The technology is ready. The customers are engaged. A Powerful Market AI and Accelerated Computing are driving sustained growth in Advanced Packaging, HBM, 2.5 D/ 3 D integration and Photonics Increasing Inspection and Metrology Intensity More complex architectures, more process steps and higher inspection coverage are increasing the need for advanced Inspection & Metrology Strong Competitive Position Camtek combines Technology Leadership Deep Customer Engagement Broad Product Portfolio AI Capabilities Ready to Scale Our installed base, operational infrastructure and expanding manufacturing capacity provide the foundation to support the next level of growth OUR GOAL ~$ 1.2 Billion+ in Annual Organic Revenue BUILDING THE NEXT CHAPTER OF CAMTEK ’ S GROWTH

Copyright of Camtek Ltd 2026 . All rights reserved 45 Thank you

Reconciliation from GAAP to Non-GAAP

$ in millions (except per share data)	FY2020	FY2021	FY2022	FY2023	FY2024	FY2025
Revenue	**$155.90**	**$269.70**	**$320.9**	**$315.4**	**$429.2**	**$496.1**
Net income (GAAP)	**$21.8**	**$60.30**	**$79.9**	**$78.6**	**$118.5**	**$50.7**
% of revenue	14.00%	22.40%	24.90%	24.90%	27.60%	10.2%
Share based compensation	4.2	5.8	10.5	12.5	14.8	16.8
Acquisition of FRT related expenses(1)	-	-	-	4.6	5.3	2.8
Tax settlement(2)	-	5.3	-	-	-	-
Loss from extinguishment of Capital Notes(3)	-	-	-	-	-	88.7
Net income (non-GAAP)	**$26.0**	**$71.4**	**$90.5**	**$95.7**	**$138.6**	**$159.0**
% of revenue	16.70%	26.50%	28.20%	30.30%	32.29%	32.05%
Net income per diluted share (non-GAAP)	$0.64	$1.59	$1.88	$1.96	$2.83	$3.26

(1) In October 2023, the Company completed the acquisition of FRT. In the fourth quarter the Company recorded acquisition related expenses including write-up of inventory to fair value, amortization of intangible assets, inventory write-off and acquisition expenses.

(2) In February 2022, the Company reached a settlement with the Israeli Tax Authorities and recorded a one-time tax expense in respect of its historical exempt earnings.

(3) During the third quarter of 2025 the Company recorded a loss of $88.7 million from the extinguishment of Capital Notes.

Copyright of Camtek Ltd 2026. All rights reserved

46

Reconciliation from GAAP to Non - GAAP (cont ’ d) 47 Copyright of Camtek Ltd 2026 . All rights reserved FY 2025 FY 2024 FY 2023 FY 2022 FY 2021 FY 2020 $ in millions (except per share data) $ 250.0 $ 210.0 $ 147.6 $ 159.9 $ 137.3 $ 73.3 Gross profit (GAAP) 50.4% 48.90% 46.80% 49.80% 50.90% 47.00% % of revenue 2.8 2.2 1.6 1.2 0.6 0.4 Share based compensation 2.9 5.8 3.5 - - - Acquisition of FRT related expenses $ 256.0 $ 218.0 $ 152.7 $ 161.1 $ 138.0 $ 73.8 Gross profit (non - GAAP) 51.6% 50.80% 48.40% 50.20% 51.20% 47.30 % Gross margin (% of revenue) $ 128.3 $ 108.1 $ 65.4 $ 81.5 $ 70.90 $ 22.60 Operating income (GAAP) 25.90% 25.20% 20.70% 25.40% 26.30% 14.50% % of revenue 16.8 14.8 12.5 10.5 5.8 4.2 Share based compensation 4 7.5 5.4 - - - Acquisition of FRT related expenses $ 149.1 $ 130.3 $ 83.3 $ 92.0 $ 76.7 $ 26.8 Operating income (non - GAAP) 30.1% 30.40% 26.40% 28.70% 28.44% 17.20 % Operating margin (% of revenue)